CUSIP No.37941V 10 5                                                 Page 1 of 5



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934


                            GLOBAL ENERGY GROUP, INC.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   37941V 10 5
                        --------------------------------
                      (CUSIP Number of Class of Securities)

                                Thomas H. Hebert
                               2346 Success Drive
                              Odessa, Florida 33556
                                 (727) 372-3939
                   ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 26, 2001
                           ----------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

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CUSIP No.37941V 10 5                                                 Page 2 of 5

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Thomas H. Hebert
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*   OO

--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)  [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
--------------------------------------------------------------------------------
                7       SOLE VOTING POWER
                             1,612,450
 NUMBER OF     -----------------------------------------------------------------
    SHARES      8       SHARED VOTING POWER
  OWNED BY                     ---
    EACH       -----------------------------------------------------------------
 REPORTING      9       SOLE DISPOSITIVE POWER
PERSON WITH                  1,612,450
               -----------------------------------------------------------------
               10       SHARED DISPOSITIVE POWER
                                 ---
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                  1,612,450
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  12.25%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*
                  IN
--------------------------------------------------------------------------------

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CUSIP No.37941V 10 5                                                 Page 3 of 5

Item 1. Security and Issuer.

         This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.001 par value (the "Common Stock"), of Global Energy Group, Inc. (f/k/a 1stopsale.com Holdings, Inc.), a Delaware corporation (the "Company"). The Company's principal executive office is located at 2346 Success Drive, Odessa, Florida 33556.

Item 2. Identity and Background.

         (a) This statement is filed by Thomas H. Hebert (the "Reporting Person") with respect to shares directly owned by him.

         Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

         (b) The business address of Thomas H. Hebert is 2346 Success Drive, Odessa, Florida 33556.

         (c) Mr. Hebert is principally engaged as the Vice President Research and Development of Global Energy Group, Inc. and he received his shares pursuant to the acquisition by the Issuer of all the issued and outstanding shares of Global Energy & Environmental Research, Inc..

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Hebert is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

         On November 26, 2001 the Company issued Mr. Hebert 50,000 shares of its Common Stock as compensation for services rendered to the Company. The shares were issued under the Company's 2001 Equity Incentive Plan. As a result of this transaction, Mr. Hebert now owns 1,612,450 shares of the Company's Common Stock.

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CUSIP No.37941V 10 5                                                 Page 4 of 5


Item 4.  Purpose of Transaction.

         The shares of Common Stock deemed to be beneficially owned by Mr. Hebert were acquired for, and are being held for, investment purposes. The shares were acquired as compensation for services rendered. Mr. Hebert is the Company's Vice President Research and Development.

         The Reporting Person may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the
Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

         (a) As of the close of business on April 5, 2002, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 1,612,450 shares of Common Stock. As of April 5, 2002, these shares represented 12.25% of the sum of the 13,165,972 total shares of Common Stock outstanding as reported.

         (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Schedule 13D.

         (c) There have been no other transactions involving the shares of Common Stock of the Company engaged in during the 60 day period prior to and including February 3, 2002 up to the present.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this statement and between such Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         None

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CUSIP No.37941V 10 5                                                 Page 5 of 5


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  April 5, 2002                                /s/ Thomas H. Hebert
                                                     ------------------------
                                                     Thomas H. Hebert